

October 20, 2017

<u>Via E-mail</u>
Jeffrey T. Hartlin, Esq.
Paul Hastings LLP
1117 S. California Ave.
Palo Alto, CA 94304

     Re: CareDx, Inc.
             Schedule TO-I filed October 12, 2017
             File No. 005-88252

Dear Mr. Hartlin:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Exchange

1.   Please revise the Offer to disclose the exchange ratios offered to holders of eligible options for each option grant.

2.   We note that in the final paragraph on page 39 you attempt to incorporate by reference into the Offer document all filings under Sections 13(a) and (c), 14, and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

3.   Please revise to disclose the ratio of earnings to fixed charges and the book value per share. See Item 1010(c)(4) and (c)(5) of Regulation M-A.

Election Form

4.   We note that clause (1) on page 3 of the election form improperly requires tendering security holders to certify that they understand all of the terms and conditions of the Offer. Please revise to delete the requirement that security holders make this referenced certification. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certifications made by security holders as a waiver of liability and that you promise not to assert that this provision constitutes a waiver of liability.

5.   We refer to clause 6. Please tell us and, as applicable revise to explain, whether this indemnification is limited to the one addressed in part 5 of the Instructions located on page 7 of the Election Form. Please also explain to us how this indemnification is consistent with Section 29(a) of the Exchange Act.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3619 if you have any questions regarding our comments. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                /s/ Daniel F. Duchovny

                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers & Acquisitions